dMY Technology Group, Inc. III

1180 North Town Center Drive, Suite 100

Las Vegas, Nevada 89144

June 17, 2021

BY EDGAR

Mr. Matthew Derby

Ms. Jan Woo

Mr. Ryan Rohn

Mr. Craig Wilson

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	dMY Technology Group, Inc. III

Registration Statement on Form S-4

Filed March 30, 2021

File No. 333-254840

Dear Mr. Derby, Ms. Woo, Mr. Rohn and Mr. Wilson:

We set forth below the response of dMY Technology Group, Inc. III (“dMY” or the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated April 27, 2021 with respect to the Company’s registration statement on Form S-4, File No. 333-254840, filed with the Commission on March 30, 2021 (the “Registration Statement”).

dMY has filed today Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this letter via EDGAR correspondence.

We have reproduced below in bold the Staff’s comments and have provided the Company’s response following each comment. Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 1. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.

What vote is required to approve the proposals presented at the Special Meeting?, page 6

1.

In light of the vote requirement for approval of the proposals, please revise here or elsewhere to discuss how the voting requirement and the voting and support agreements make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the voting and support agreements that would be required to approve the business combination proposal if only a quorum of dMY Technology Group, Inc. III shareholders are present.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of Amendment No. 1.

Summary, page 17

2.

We note the redemption feature of the warrants whereby the company may redeem the public warrants for Class A ordinary shares based upon the “fair market value” of the Class A ordinary shares. In the summary section, disclose this redemption feature. Revise the risk factor on page 75 to focus on this redemption feature triggered by a trading price of $10.00 (rather than the $18.00 feature) and highlight that (1) the trading price is less than the exercise price of the warrants ($11.50) and (2) may result in investors having to exercise the warrants at a time when they are out-of-the-money or receive nominal consideration from the company for them.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 37 and 76 of Amendment No. 1.

IonQ Stockholder Support Agreement, page 20

3.	We note your disclosure that you entered into a stockholder support agreement with certain IonQ stockholders. Please revise to clarify the aggregate voting power those stockholders hold.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 20, 133 and 237 of Amendment No. 1 to include the aggregate voting power of the IonQ stockholders that entered into the stockholder support agreement.

Risk Factors

IonQ systems depend on the use of a particular isotope of an atomic element..., page 52

4.

You state that IonQ is currently reliant on a single supplier of isotopically enriched materials and that there are limited suppliers for such resources. Please identify the supplier and provide a description of any agreements with this supplier including termination provisions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 of Amendment No. 1 to indicate that IonQ currently purchases its isotopically enriched materials through the National Isotope Development Center managed by the U.S. Department of Energy Isotope Program, and that IonQ does not have any supplier agreements to acquire such materials.

IonQ may rely heavily on future collaborative partners, page 52

5.

You state that IonQ has entered into strategic partnerships to develop and commercialize IonQ’s current and future research and development programs with other companies. To the extent material, please disclose the terms of those agreements for strategic partnerships including obligations of the parties and financial arrangements.

Response: The Company respectfully advises the Staff that IonQ does not view any of the strategic partnerships to develop and commercialize its current and future research and development programs as material to IonQ’s business.

The Business Combination

Terms of the Merger, page 98

6.

We note that you determined the equity valuation of IonQ to be $1.275 billion. Given the limited revenues and operating history of IonQ, please provide a more detailed discussion regarding the underlying assumptions and information used in determining this enterprise value.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Amendment No. 1.

Certain Projected Financial Information, page 105

7.

We note that the disclosed prospective financial information for IonQ, Inc. is a summary of projections provided by IonQ to dMY. Tell us whether any other information was provided to dMY to support the projections. If so, disclose the material estimates and hypothetical assumptions upon which they are based.

Regarding the customer warrant disclosed in Note 9. “Warrant Transaction Agreement” on page F-21, please advise as to the materiality of the revenue offset if such revenues are reflected in your projections.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 107 and 108 of Amendment No. 1 to reflect the additional estimates and assumptions made by IonQ with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to its business.

The Company respectfully advises the Staff that the revenue offset from the warrant disclosed in Note 9. “Warrant Transaction Agreement” on page F-21 was not reflected in the IonQ projections.

Comparative Historical and Unaudited Pro Forma Per Share Data, page 145

8.

We note you currently provide the actual closing market prices per share and no pro forma per share data. Please clarify if you intend to provide pro forma information giving effect to the Business Combination, assuming different redemption scenarios.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 151 of Amendment No. 1 to reference the pro forma information giving effect to the Business Combination, assuming different redemption scenarios included on page 148 of Amendment No. 1 under the title “Comparative Share Information.”

Agreements with the University of Maryland and Duke University

Exclusive License Agreement, page 178

9.

We note your disclosure that the terms of the exclusive license agreement with Duke and the University of Maryland include that the company must make commercially reasonable efforts to meet “such other milestones that IonQ may specify in a development plan provided by IonQ to the universities...” Please revise to provide a discussion of the additional milestones the Company has specified in its development plan provided to the universities.

Response: The Company respectfully advises the Staff that IonQ has not included any additional milestones in any development plan provided to the universities, and further, that IonQ no longer has any obligation to submit development plans to the universities. The Company has revised the disclosure on page 185 of Amendment No. 1 to disclose this information.

Information About IonQ

Competition, page 180

10.

Please revise to provide additional disclosure regarding competition in the trapped ion quantum competing space, specifically addressing how “IonQ’s processor architecture, system design and implementation and its strategies to scale” are superior to your competition.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 187 of Amendment No. 1 to address how IonQ’s processor architecture, system design and implementation and strategies to scale are superior to its competition.

Proposal No. 3—The Charter Proposal

Reason for the Amendment, page 233

11.

Please balance your discussion of the reasons for adopting a classified board structure, removing the ability to act by written consent, exclusive forum provision and requiring the approval of two-thirds of the voting power to make certain amendments to your charter and bylaws with a discussion of the disadvantages to stockholders of these proposals.

Response: The Company respectfully advises the Staff that the Company’s existing certificate of incorporation (the “Current Charter”) and bylaws reflect both a classified board structure and an exclusive forum provision. Accordingly, the Charter Proposal does not reflect these as amendments to the Current Charter. The Company has revised the disclosure on page 244 of Amendment No. 1 to reflect this information. The Company has also revised the disclosures on pages 244 and 245 of Amendment No. 1 to reflect the disadvantages to stockholders of removing the ability to act by written consent and requiring the approval of two-thirds of the voting power to make certain amendments to the Proposed Charter and amended and restated bylaws.

Note 10. Stock-Based Compensation, page F-22

12.

Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the filing of the Form S-4, including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology. Compare the most recent valuations for options granted to the fair value of the shares of commons stock as determined by the conversion ratio described in the Business Combination Agreement. In addition, please include Equity-Based Compensation and Common Stock Valuations within your Critical Accounting Policies.

Response:

Stock Option Grants

Set forth in the table below are the stock options granted by IonQ during 2020 and through the filing of the Form S-4, including the fair value of the underlying shares of common stock used to value such awards at the grant date.

Grant Date	Number of Shares of Common Stock Underlying Stock Options Granted (#)	Exercise Price Per Share of Common Stock ($)	Deemed Fair Value Per Share of Common Stock for Financial Accounting Purposes ($)	Applicable 409A Valuation Report
January 8, 2020	340,578	1.88	2.00	October 2019
February 11, 2020	113,509	1.88	2.05	October 2019
April 16, 2020	240,808	1.88	2.13	October 2019
August 5, 2020	170,117	1.88	2.28	October 2019
September 10, 2020	29,295	1.88	2.44	October 2019
November 3, 2020	1,429,969	2.79	5.19	October 2020
November 17, 2020	115,000	2.79	6.59	October 2020
January 12, 2021	258,815	9.68	16.56	December 2020
January 20, 2021	200,000	9.68	18.77	December 2020
February 9, 2021	25,000	9.68	24.27	December 2020
February 19, 2021	667,377	9.68	27.03	December 2020
March 4, 2021	452,517	9.68	30.61	December 2020

Common Stock Valuation Methodologies

As there has been no public market for IonQ’s common stock to date, the estimated fair value of its common stock has been determined by IonQ’s board of directors (the “IonQ Board”), as of the date of each option grant, with input from IonQ’s management, considering the most recent third-party valuation of its common stock, as well as the IonQ Board’s assessment of additional objective and subjective factors that the IonQ Board believed were relevant and which may have changed from the date of the most recent valuation date through the grant date. The IonQ Board considered various objective and subjective factors to determine the fair value of the common stock as of each grant date, as set forth on pages 201 and 202 of Amendment No. 1, including:

•	contemporaneous valuations performed at periodic intervals by independent third-party specialists;

•	IonQ’s actual operating results and financial performance;

•	IonQ’s current business conditions and projections;

•	IonQ’s progress on research and development efforts;

•	stage of development;

•	the prices, preferences and privileges of shares of IonQ’s convertible preferred stock relative to shares of IonQ’s common stock;

•	likelihood of achieving a liquidity event for the underlying equity instruments, such as a business combination, given prevailing market conditions;

•	lack of marketability of IonQ’s common stock; and

•	macroeconomic conditions.

The third-party valuations of IonQ’s common stock that the IonQ Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

For each valuation report listed in the table above and for the March 2021 Valuation Report described below, IonQ made a determination of enterprise value using the market approach. The asset and income approaches were both considered, however, neither approach was deemed appropriate. In deriving enterprise value using the market approach, IonQ used the Back-Solve Method and the transaction price of secondary transactions in IonQ’s capital stock. The Back-Solve Method infers market value implied by a financing transaction on an arms-length basis. Additionally, for those valuations that were not performed in close proximity to a secondary transaction, IonQ determined the enterprise value by adjusting the transaction price of secondary transactions for the value of IonQ’s research and development efforts in the intervening period based on a return on cost method. Finally, the market approach began to incorporate the potential business combination as this exit strategy became more probable.

In accordance with the Practice Guide, IonQ considered the following methods for allocating the enterprise value across its classes of capital stock to determine the fair value of its common stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of IonQ using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of IonQ’s preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale. Given the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates had to be made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as the sale of IonQ to a special purpose acquisition company (“SPAC”), as well as the probability of remaining a private company. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including a business combination such as a merger of IonQ and a SPAC, has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.

For financial reporting purposes, and as further described below, IonQ also retrospectively assessed the deemed fair value of its common stock used for calculating and recording stock-based compensation charges after considering the fair value reflected on subsequent valuation reports and other facts and circumstances on the date of grant. IonQ used a linear interpolation method to estimate the fair value between valuation dates. IonQ believes that the linear interpolation methodology provides the most reasonable basis for the valuation of its common stock because IonQ did not identify any significant events that occurred during the intervening periods that would have caused a material change in fair value.

2020 Stock Awards and Valuations

October 2019 Valuation

As set forth in the table above, from January 8, 2020 to September 10, 2020, IonQ granted options to purchase an aggregate of 894,307 shares of common stock at an exercise price of $1.88 per share. The IonQ Board determined the fair value of the stock as of each grant date to be $1.88 per share based on a number of factors, including IonQ’s most recently completed valuation, dated October 11, 2019 (the “October 2019 Valuation”), which determined the fair value of the stock was $1.88 per share utilizing the OPM. The October 2019 Valuation was performed concurrently with IonQ’s Series B-1 preferred stock financing, which was the last financing transaction prior to the business combination. From August 2019 through November 2019, IonQ issued 11,166,941 shares of Series B-1 preferred stock at $5.5757 per share to various new third-party investors. The IonQ Board determined that no significant events occurred subsequent to the October 2019 Valuation and the respective grant dates of such awards which would warrant a change in the fair value of the common stock.

October 2020 Valuation

In September 2020, the Board began holding preliminary discussions regarding potential exit strategies, including a business combination with a SPAC. IonQ then initiated discussions with various SPACs, as discussed in the section titled “The Business Combination” in Amendment No. 1. As a result of these discussions, IonQ’s management and a third-party valuation firm performed a valuation of IonQ’s common stock as of October 10, 2020 (the “October 2020 Valuation”).

For the October 2020 Valuation, IonQ utilized a PWERM relying on (1) the OPM method to value a continued operations scenario where IonQ remained a private entity (the “Stay Private Scenario”) and (2) a transaction scenario that reflected a merger with a SPAC (the “Transaction Scenario”). To assess the enterprise value under the Stay Private Scenario, IonQ utilized a market approach using an adjusted back-solve method to determine IonQ’s enterprise value, which consisted of using the October 2019 back-solve method valuation and adjusting for the increase in enterprise value based on the advancement of IonQ’s quantum computing technology between intervening dates. After determining the enterprise value, the OPM was used to allocate the enterprise value to IonQ’s capital stock, including IonQ’s common stock. IonQ began incorporating the probability of a liquidity event into its methodology for determining the fair value of its common stock based on discussions with certain new investors who were willing to participate in a private placement of common stock based on a pre-money equity value of $500 million. The resulting fair value of $2.79 per share was derived based on a weighted value assigned to the Stay Private Scenario and Transaction Scenario of 95% and 5% and applying a 35% and 15% DLOM, respectively. IonQ assigned a 5% probability to the Transaction Scenario because prior to the October 2020 Valuation, IonQ was in the exploratory stages of considering a Transaction Scenario and the IonQ Board had only met once regarding a potential introduction to dMY. While IonQ’s management determined there was a greater than 0% probability that a business combination would occur, the IonQ Board had not yet determined that it was the appropriate path, but rather was of the opinion that a Stay Private Scenario was significantly more probable. Given the IonQ Board’s view, the significant hurdles that existed, and the preliminary nature of the discussions, 5% was deemed to be an appropriate probability.

IonQ also considered the following significant events to determine the fair value of its common stock:

•	on June 30, 2020, IonQ publicly announced the availability of its hardware on the AWS QC Service, which signaled the possibility of future commercial viability of IonQ’s product; and

•	between October 2019 and October 2020, IonQ completed development of its fifth quantum computer and began development of its next generation of quantum computers.

As set forth in the table above, on November 3, 2020 and November 17, 2020, IonQ granted options to purchase 1,429,969 and 115,000 shares of common stock, respectively, at an exercise price of $2.79 per share. The IonQ Board determined the fair value of the stock as of each grant date based on a number of factors, including the October 2020 Valuation, and determined there were no significant events that transpired between October 2020 and the grant date of the awards that warranted a change in the fair value of its common stock. .

December 2020 Valuation

On December 11, 2020, IonQ and dMY entered into a letter of intent (the “Letter of Intent”) for the proposed business combination with pre-money equity value for IonQ of $1.275 billion. IonQ’s management and a third-party valuation firm subsequently performed a valuation of IonQ’s common stock as of December 18, 2020 (the “December 2020 Valuation”).

IonQ continued to utilize a PWERM relying on a Stay Private Scenario and Transaction Scenario. To assess the enterprise value under the Stay Private Scenario, IonQ utilized a market approach using an adjusted back-solve method to determine IonQ’s enterprise value which consisted of using a back-solve method valuation and adjusting for the increase in enterprise value from October 2019 based on the advancement of IonQ’s quantum computing technology between the intervening dates. After determining the enterprise value, the OPM was used to allocate the enterprise value to IonQ’s capital stock. The Transaction Scenario utilized the Letter of Intent and pre-money equity value of $1.275 billion. The resulting fair value of $9.68 per share was derived based on a weighted value assigned to the Stay Private Scenario and Transaction Scenario of 75% and 25% with a DLOM of 35% and 8%, respectively. IonQ increased the Transaction Scenario probability from the October 2020 Valuation primarily due to continued progress on pursuing the proposed business combination, which included the hiring of advisors, developing financial models, making significant progress on due diligence efforts and negotiating transaction pricing. However, the Letter of Intent was non-binding and subject to several conditions that would need to be met prior to consummation of the business combination. The weightings also reflect the following factors:

•	due diligence by dMY was ongoing;

•

IonQ’s lack of several key significant management hires that would be critical to the successful completion of the business combination, including a general counsel and chief financial officer, as well as additional financial reporting and accounting personnel;

•	the initial audits of IonQ’s 2019 and 2020 financial statements had not been completed;

•	the Merger Agreement had not yet been executed and the Registration Statement on Form S-4 had not yet been filed; and

•

the negotiation of the private placement of common stock to close concurrent with the closing of the business combination, estimated at $300 million, had not been initiated and initial meetings with potential investors did not begin until January 2021.

Reassessment of 2020 Awards

With the benefit of hindsight, and for financial reporting purposes to calculate and record stock-based compensation charges, IonQ retrospectively assessed the fair value of its common stock in connection with its equity awards during the year ended December 31, 2020 using a linear interpolation methodology between respective valuation dates. IonQ respectfully submits that linear interpolation provides the most reasonable basis for the valuation of its common stock during 2020 because IonQ did not identify any individual significant events that occurred during the period between valuation dates that would have caused a material change in fair value.

2021 Stock Awards and Valuations

As set forth in the table above, between January 12, 2021 and March 4, 2021, IonQ granted options to purchase an aggregate of 1,603,709 shares of common stock at an exercise price of $9.68 per share. The IonQ Board determined the fair value of the stock as of the each grant date based on a number of factors, including the December 2020 Valuation, and determined there were no significant events that transpired between the December 2020 Valuation and such grant dates that warranted a change in the fair value of its common stock.

March 2021 Valuation

On March 7, 2021, IonQ signed the definitive merger agreement with dMY with a pre-money equity value of $1.275 billion. IonQ’s management and a third-party valuation firm performed a valuation of IonQ’s common stock as of March 8, 2021 (the “March 2021 Valuation”).

For the March 2021 Valuation, IonQ continued to utilize a PWERM relying on a Stay Private Scenario and Transaction Scenario. To assess the enterprise value under the Stay Private Scenario, IonQ utilized the market approach using an adjusted back-solve method to determine IonQ’s enterprise value which consisted of using the October 2019 back-solve method valuation and adjusting for the increase in enterprise value based on the advancement of IonQ’s quantum computing technology between the intervening dates. After determining enterprise value, the OPM was used to allocate the enterprise value of IonQ to IonQ’s capital stock, including IonQ’s common stock. The Transaction Scenario was based on the pre-money equity value of $1.275 billion as contemplated by the business combination. The resulting fair value of $31.71 per share was derived based on a weighted value assigned to the Stay Private Scenario and Transaction Scenario of 15% and 85%, and applying DLOMs of 35% and 9%, respectively. IonQ believes that the following significant factors contributed to the increase in the probability of Transaction Scenario between the December 2020 Valuation and the March 2021 Valuation:

•	hiring of key personnel such as a general counsel and a chief financial officer;

•	completion of the financial statement audits for the years ended December 31, 2019 and 2020;

•	execution of the Merger Agreement between IonQ and dMY;

•	finalization of $300 million in subscription agreements for the private placement to close concurrently with the closing of the business combination; and

•	completion of due diligence on IonQ by dMY.

IonQ continued to make progress on the business combination throughout the quarter, which culminated in the approval of the Merger Agreement by the dMY board of directors and the IonQ Board on March 7, 2021. However, as of March 8, 2021, there continued to exist several precedents to the closing of the business combination, such as:

•	completion of IonQ’s financial statements for the three months ended March 31, 2021, and any subsequent quarters as may be required by the Registration Statement on Form S-4;

•	receipt of the requisite vote at the special meeting of dMY stockholders; and

•	market risks, including continued market acceptance and appetite for SPAC transactions.

In consideration of the above, the Transaction Scenario was weighted at 85% with a 9% DLOM, and the fair value of IonQ’s common stock was determined to be $31.71 per share.

IonQ respectfully advises the Staff that it has not issued any additional stock awards since March 4, 2021.

Reassessment of 2021 Awards

As a result of the March 2021 Valuation, IonQ retrospectively assessed the fair value of IonQ’s common stock in connection with the 2021 Awards using a linear interpolation and deemed fair value per share for financial accounting purposes ranging between $16.56 and $30.61. Significant changes between the December 2020 Valuation and the March 2021 Valuation resulted from the increase in probability of the Transaction Scenario from 25% to 85%. IonQ believes that the linear interpolation provides the most reasonable basis for the valuation of its common stock because IonQ did not identify any significant events that occurred during the period between valuation dates that would have caused a material change in fair value. Rather, the increase in probability of the Transaction Scenario resulted from the incremental progress on the various factors highlighted above between December 2020 and March 2021 that culminated in the approval of the Merger Agreement by the dMY board of directors.

Business Combination Implied Fair Value

On March 8, 2021, the Company and IonQ announced the proposed business combination of the companies which had a pre-money equity value for IonQ of $1.275 billion. The implied fair value of the shares of IonQ common stock as determined by the exchange ratio in the business combination is $41.30 per share.

As disclosed in IonQ’s investor presentation filed by the Company on a Current Report on Form 8-K on March 8, 2021, the IonQ equity value applies a range of 10.0x to 15.0x revenue multiple to IonQ’s 2026 estimated revenue to arrive at an implied future enterprise value range. This range was then discounted five years at a 20% discount rate to arrive at an implied discounted enterprise value range. IonQ utilized 2026 projected financials based on the expected IonQ roadmap for revenue growth and the inflection point in quantum computing maturity.

While the valuations of IonQ’s common stock for financial reporting purposes were determined in accordance with the guidelines set forth in the Practice Guide, IonQ’s determination of fair value per share in connection with the proposed business combination was based on 2026 estimated revenue and a revenue multiple, and discounted back to 2021.

IonQ respectfully submits that the process the IonQ Board used to determine the fair value of its common stock was appropriate and represents the fair value of its common stock on such date, based upon all information available to the IonQ Board on such date as discussed above. However, with the benefit of hindsight, for financial reporting purposes, IonQ has re-assessed the fair value of its common stock for purposes of calculating and recording stock-based compensation charges utilizing a linear interpolation between the dates of its valuations. As indicated above, IonQ respectfully submits that linear interpolation provides the most reasonable basis for the valuation of its common stock during 2020 and to date in 2021 because IonQ did not identify any individual significant events that occurred during the period between valuation dates that would have caused a material change in fair value. In addition, IonQ believes that the fair value of its common stock as determined in accordance with the Practice Guide as of March 8, 2021 is the appropriate value by which to measure the fair value of its common stock versus the implied value of its common stock as determined for purposes of the business combination due the inherent uncertainty of completing the business combination.

Critical Accounting Policies

Please refer to page 201 of Amendment No. 1 for a revised description of Stock-Based Compensation and Equity Valuations within IonQ’s Critical Accounting Policies.

Note 6. Stockholders’ Equity, page F-44

13.

For your public and private placement warrants, please explain how the warrant terms and accounting literature support your balance sheet classification over the reported periods. Please refer to the guidance in ASC 815-40 and the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021.

Response: In response to the Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies on April 12, 2021, the Company reassessed its accounting for its public and private placement warrants. Based on this reassessment, management determined that the public and private placement warrants should be classified as liabilities measured at fair value upon issuance, with subsequent changes in fair value reported in the Statement of Operations each reporting period. The previously issued financial statements as of December 31, 2020 and for the period from September 14, 2020 (inception) through December 31, 2020 have been restated and are presented in Amendment No. 1.

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We hope that the Company’s responses above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam J. Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2000.

Very truly yours,

/s/ Niccolo de Masi
Niccolo de Masi
Chief Executive Officer and Director

cc:	Harry L. You

dMY Technology Group, Inc. III

Kyle E. Harris

James E. Langston

Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

Peter Chapman

Salle E. Yoo

Thomas Kramer

IonQ, Inc.

John T. McKenna

Jaime L. Chase

David I. Silverman

Cooley LLP